

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Yizhe Wang, Ph.D.
Chief Executive Officer
LianBio
103 Carnegie Center Drive, Suite 215
Princeton, NJ 08540

> **Re: LianBio**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 9, 2021**
> **CIK No. 0001831283**

Dear Dr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns,

has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

3. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Prospectus Summary, page 1

4. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

5. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Our Pipeline, page 2

6.   We note your response to our prior comment number 2, which we reissue in part. Specifically with respect to your pipeline table at pages 2 and 122, please revise to ensure that all text is large enough to be easily legible.

7.   We note the revisions to your pipeline table in response to prior comment 3. In this regard, please address the following:

- We note you have added disclosure in the "Next Step in China" column of the pipeline table regarding the Company's plans to "join BMS future global Phase 3 trials" for mavacamten in the treatment of nHCM and HFpEF. However, we note that narrative disclosure on pages 3, 125, 130, and 134-135, which generally indicates that the Company intends to develop mavacamten in its licensed territories for these indications, does not describe the Company's intentions or goals with respect to joining these development programs in any detail. To add context supporting your pipeline table, please revise your narrative disclosures throughout the registration statement to address how the Company plans to pursue the development of mavacamten for the treatment of nHCM and HFpEF, including its intended involvement in future BMS global Phase 3 trials.
- We note that you appear to have indicated "N/A" in the "Next Step in China" column of the pipeline table for NBTXR3 for the treatment of soft tissue sarcoma (STS). We also note disclosure on page 125 and 139 generally indicating that you plan to join the NBTXR3 development program by enrolling patients in China in certain of Nanobiotix's potential future global pivotal trials, beginning with Nanobiotix's announced planned Phase 3 NANORAY-312 clinical trial in locally advanced head and neck cancer. However, it is not clear from these disclosures whether your participation in the NBTXR3 development program involves the STS indication. If the Company will not be involved in the further development or commercialization of NBTXR3 for STS in its licensed jurisdictions, it would appear that this program is not sufficiently material to your operations to warrant inclusion in the pipeline table. Please explain why you believe it is appropriate to include NBTXR3 for STS in the pipeline table, making clarifying revisions to your narrative disclosures throughout the registration statement as appropriate, or remove.
- In Footnote 2 to the pipeline table, and elsewhere in the registration statement, please remove the reference to NBTXR3's CE Mark approval "allowing for commercialization in 27 countries," as these countries are not in the Company's licensed territory. Instead, similar to your disclosures on pages 3 and 123, please simply state that NBTXR3 has received CE mark approval in the European Union, which is not in your licensed territory, for the treatment of locally advanced STS. Additionally, for consistency, on page 123 and in certain other places throughout your registration statement, please add disclosure indicating where approvals in certain jurisdictions are not in your licensed territories for your product candidates.
- We acknowledge your response to prior comment 4. We now note that you have not

disclosed anything in the "Next Step in China" column of the pipeline table for infigratinib for second-line CCA, and that the arrow shows that the product is "approved" for this indication. While we note footnote 3 stating that infigratinib's approval in the United States is not within your licensed territory, the visual depiction in combination with the lack of disclosure regarding next steps may be misleading and imply that the Company has no further steps left to take to commercialize infigratinib in China. We note your revised disclosure on pages 126, 144 and 146 indicating that you "intend to pursue commercialization and registration strategies in [your] territories for infigratinib" in second-line CCA. Please revise these disclosures, as well as infigratinib disclosures in your prospectus summary and pipeline table, to provide more context regarding how you intend to pursue commercialization and registration in your territories, including when you anticipate taking the next step toward this goal.

Our Strengths, page 4

8.   We note your response to prior comment 6. The majority of the investors listed on pages 5 and 125 of the amendment are not disclosed in the principal stockholder table, and you have not undertaken to provide updated information with respect to any changes these investors make with respect to investments in the Company either prior to the launch of the IPO or post-IPO. You have indicated your belief that such entities are "significant" to the Company since your relationships with your "broader investor base position[s] [you] to access and capture attractive business development opportunities," as you have described on pages 1 and 121 of the amendment.   Yet, while such relationships with investors may be significant to the Company, this does not necessarily mean they are material to potential investors in your offering. For these reasons, the specific identities of those entities not listed in the principal stockholder table do not appear appropriate for inclusion in the Summary of the registration statement, as such information is not among the key aspects of the offering or among the most significant aspects that should be considered by potential investors. See Item 503(a) of Regulation S-K. Please remove this disclosure from the Summary.

In the event you continue to include this disclosure, please explain why you believe such information is material, given you have not committed to undertake to update potential investors on changes in the holdings of these entities either pre- or post-IPO. Additionally, expand your disclosure as follows:
*   Describe the nature of the support provided by each investor identified on pages 5 and 125 (e.g., identify the round of financing each participated in);
*   Expand your disclosure on pages 5 and 125, by cross-reference or otherwise, to highlight that the largest investors in the "syndicate" are related parties whose investments in the Company are disclosed on pages 228-229, and indicate the aggregate percentage of the approximately $380 million in equity financing raised from your investor syndicate that is attributable to these related party investors; and
*   Disclose whether you have agreements with any of the identified investors for the

placement of additional securities of the Company.

Risk Factors Summary, page 6

9. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

10. We note certain summary risk factor disclosure regarding PCAOB audit risk in the penultimate bullet on page 8. Please supplement the existing disclosure by stating that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

11. We note your response to prior comment 9. In that regard, you have added summary risk factor and other risk factor disclosure on pages 7, 55-56 and 87-88 of the amendment indicating that "Perceptive and its affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally" and that in the ordinary course of its business activities, Perceptive's interests "may not always coincide with the Company's or minority ADS holders' interests." As applicable, please revise this disclosure to more specifically address how Perceptive's business activities may conflict with your or ADS holders' interests. By way of example only, disclose whether Perceptive may invest in or advise businesses that directly or indirectly compete with certain portions of the Company's business or that are suppliers or customers of the Company.

Organizational Structure, page 9

12. We note your response to prior comment 1. Please revise the diagram to identify which companies are offshore holding entities and which are operating companies.

Risk Factors, page 15

13. Given the Chinese government's significant oversight and discretion over the conduct of

your business, please revise your risk factors to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 109

14.   We note your response to comment 14. For each of your key research and development projects, please disclose a breakdown of your research and development expenses on a program-by-program basis as previously requested with a reconciliation to the research and development expenses on the Statement of Operations. Item 303(a)(3) of Regulation S-K requires you to discuss any significant components of revenues or expenses in order to understand your results of operations.

License and Collaboration Agreements, page 160

15.   We note your response to prior comment 18, and we reissue in part. You state that your royalty obligations will terminate on a product-by-product and country-by-country basis, potentially until the last-to-expire patent in each such country. Please revise your description of the royalty terms to clarify, based on information known to the Company as of the date of the registration statement, when the latest of the last-to-expire patents for a given product is expected to expire in a given country. To that end, you may provide a range of years in which you expect the last-to-expire patent in each country to expire. You may also note, as you have in your response to prior comment 18, that the expected termination of the royalty obligations will depend on factors such as the filing of additional patents covering the licensed product(s) during the term of the applicable agreement, the availability and application of patent term extensions, and/or expiration of regulatory exclusivity for such product(s) in such countries.

16.   With respect to each of your license and collaboration agreements discussed beginning on page 160 of the amendment, please revise the disclosure of the royalty term to disclose the applicable "certain anniversary" of the first commercial sale of the licensed product at which time royalty payments could potentially cease.

MyoKardia Exclusive License Agreement, page 161

17.   Please revise your disclosure regarding your exclusive license agreement with MyoKardia to include each of the dates on which such agreement was amended and, to the extent material, describe the purpose of such amendments.

Pfizer Strategic Collaboration Agreement, page 163

18. Please revise your discussion of your strategic collaboration agreement with Pfizer to include a brief description of all material terms of this agreement in the prospectus, including term and termination provisions.

Tarsus Development and License Agreement, page 164

19. With respect to the development and license agreement between by and between LianBio Ophthalmology Limited and Tarsus Pharmaceuticals, Inc., please revise your summary of the material terms of the agreement on page 165 of the amendment to disclose the "certain minority percentage" of fully diluted equity of Lian Ophthalmology represented by warrants you are or were obligated to issue to Tarsus under the agreement.

Lyra License and Collaboration Agreement, page 166

20. With respect to the agreement between LianBio Inflammatory Ltd and Lyra Therapeutics, we note your reference on page 167 of the amendment to "tiered low double-digit royalties." Please revise to narrow the royalty range disclosed for this agreement to no more than ten percentage points.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
(a) Basis of Presentation, page F-6

21. You state that the consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and controlled entities, which include the People's Republic of China registered entities directly owned by the Company. Please address the following:
   - Tell us what you mean by "controlled entities" and what your ownership interest is in each arrangement. Tell us the significance of these entities to your total consolidated financial statements.
   - Clarify if you have any contractual arrangements with the controlled entities that would result in consolidation. If such is the case, please provide additional disclosure of these contractual arrangements.
   - Clarify the accounting literature used to consolidate the controlled entities and your basis thereof.
   - Confirm that you do not have any variable interest entities, VIEs, for which you have concluded you are the primary beneficiary and consolidate.
   - If you have VIEs, please provide the disclosure required by ASC 810-10-50. If the VIEs constitute a material part of your consolidated financial statements, please provide in tabular form a condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity

and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Note 3. Material Agreements, page F-12

22.   We note your response to our comment 23. Please address the following:
   - Explain the basis of your determination that the warrants issued in connection with your license agreements are related to the equity host instrument and should be classified as equity.
   - Clarify on page F-13 the conversion rate of the Myocardia warrants into ordinary shares of the Company.
   - You state on page F-12 that you valued the warrants to purchase 100,000 ordinary shares in Lian Oncology, a subsidiary of LianBio, at $1.0 million. On page F-13 you granted warrants to purchase 170,000 ordinary shares in Lian Cardiovascular, a subsidiary of LianBio, valued at $33.8 million. Please help us understand the reason for the significant difference in valuation between the two grants, taking into consideration the warrants are to purchase shares of different subsidiaries of the company. Tell us how you determined the current price of the underlying share of $275.00 as disclosed in Note 9(c) on page F-19 for the MyoKardia warrants compared to $10.00 for the QED warrants.
   - Please tell us why you believe the $20.0 million upfront payment received from Pfizer to perform Research and Development services is appropriately considered a contra-R&D instead of deferred revenue. It appears that Pfizer is considered a customer and research and development is part of your ongoing major and central operations. Refer to ASC 606 and ASC 808.

   You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.

                                                                         Sincerely,

                                                                         Division of Corporation Finance
                                                                         Office of Life Sciences

cc: Thomas Danielski